UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number 001-38810

STEALTH BIOTHERAPEUTICS CORP

(Translation of registrant’s name into English)

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town

Grand Cayman

KY1-9005 Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒    FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-253601, 333-237541 and 333-230452) and Form F-3 (Registration Number 333-237542) of Stealth BioTherapeutics Corp (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Entry into a Material Definitive Agreement

On April 29, 2021, Stealth BioTherapeutics Corp (the “Company”) and its wholly owned subsidiary, Stealth BioTherapeutics Inc. collectively, the “Borrowers” entered into a Sixth Amendment to the Loan and Security Agreement (the “Amendment”) with  Hercules Capital, Inc. pursuant to which the Loan and Security Agreement dated June 30, 2017, as amended, was amended to, among other things, extend the maturity date of the secured term loan facility from July 1, 2021 to January 1, 2022, subject to certain terms and conditions.

The foregoing description of the Amendment is qualified in its entirety by reference to the full text of the Amendment, a copy of which is attached hereto as Exhibit 10.1 and which is incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description

10.1	Sixth Amendment to Loan and Security Agreement dated as of April 29, 2021, by and between Hercules Capital Inc and the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Irene P. McCarthy
Chief Executive Officer

Date: April 30, 2021

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